July 1, 2013

Via EDGAR Correspondence

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ACP Strategic Opportunities Fund II, LLC Tender Offer SEC File No. 005-80250 Schedule T0-I

Ladies and Gentlemen:

The ACP Strategic Opportunities Fund II, LLC, a closed-end, diversified, management investment company organized as a Delaware Limited Liability Company (the “Master Fund”), is offering to purchase for cash on the terms and conditions set forth in this above mentioned Schedule TO (“Offer to Purchase”) and the related Letter of Transmittal an amount of Units including fractions thereof, with an aggregate net asset value up to and including twenty-five percent (25%) of the net assets of the ACP Strategic Opportunities Fund II, LLC. The offer is being made pursuant to tenders by Investors of the Fund (“Investors”) at the purchase price.  The purchase price (“Purchase Price”) is an amount equal to the net asset value of the Units of the Fund as of the close of the regular trading session of the New York Stock Exchange on September 30, 2013 (the “Net Asset Value Determination Date”).  Investors will receive with this Offer to Purchase, a Summary Term Sheet dated July 1, 2013 and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the “Offer to Purchase”).  This Offer will expire on July 31, 2013 (the “Expiration Date”).  This Offer is being made to all Investors and is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability.

Investors tendering their Units should also note that they will remain investors in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Net Asset Value Determination Date. Accordingly, the value of tendered Units will remain at risk until this Valuation date, because of its investment pursuant to the Fund’s investment program. Investors desiring to tender all or a portion of their units in accordance with the terms of the Offer should complete and sign the Letter of Transmittal and mail or fax to the Fund’s Administrator in the manner set forth in the Offer to Purchase.

       Please direct any questions or comments to Stephanie Davis at Ascendant Capital Partners, LP at (610) 688-4180 or sstrid@acpfunds.com.

Sincerely,

By:	/s/ Stephanie S. Davis
Name:	Stephanie S. Davis
Title:	CCO

Ascendant Capital Partners LP
150 N. Radnor Chester Rd., Suite C-220
Radnor, PA 19010